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Tapped Mill Creek

Tap House and Restaurant

3830 132nd Ave SE, Suite 104
Mill Creek, WA 98012
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $100,000 invested.
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THE PITCH
Tapped Mill Creek is seeking investment to to open our new Taproom in Mill Creek, WA.
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A note from the founders

Tapped's story started in 2019 with founders Sean Drought, Brian Radford, and Ivo Schilbach. The goal has been, and will continue to be, to connect people and engage with communities through a genuine hospitality experience. Independent restaurants provide a central hub for local communities. They are the place you go to gather with old friends, meet new friends, bond with family and celebrate life's special moments. We strive to provide this essential place to fuel, nourish, and enrich the souls of individuals and communities. Tapped Public House opened its first location on Camano Island in 2019 and the second in Mukilteo in 2021. Tapped Mill Creek is set to open in early 2023. One community at a time Sean, Brian, and Ivo strive to provide special places to Eat, Drink, and Gather!

PEOPLE - PRODUCT - PLACE
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PEOPLE

Be proactive, be productive, and be present. Our goal is to identify and develop top talent and create cohesive, dynamic, high preforming teams. In order to accomplish this we are extremely focused on being an employer of choice. Whether it is our secret Santa program, birthday cards the team looks forward to, the generous meal policy, yearly team member appreciation days, or allowing them to make decisions using good judgement on their own to solve guest issues, the team seems to just plain enjoy working with each other and for Tapped.

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PRODUCT
We are a scratch kitchen serving Pacific Northwest inspired dishes and kick-ass craft beer, cider, wine and other delicious things!
We do our best to support local and use the highest quality ingredients we can while still giving our guests a great value.
The menu is small but curated intentionally to highlight seasonality and our region's abundance of great ingredients. Our goal is to keep it simple, approachable, and cravable!
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PLACE

Warm, industrial, timeless, Pacific Northwest Vibe!

Tapped intentionally brings together walnut wood tones, gun metal finishes, exposed brick elements to round out an inviting feel.
The seating is a mix of family style beer garden feeling tables, black matte booths with a unique half moon shapes, flex style two and four top traditional table-tops, and a soft seating element to give the space depth.
We want people to be drawn to the physical space. We are very intentional about how we want people to feel when they come into our space or interact with us through our website or social media. In the end we want people to be drawn to Tapped as a destination.
THE TEAM
Sean Drought

Founder & CEO

Sean is a career restauranteur who has extensive management and operational experience with national and regional restaurant firms such as Brinker International, PF Changs, Waterloo Restaurant Ventures, Nordstrom and Moctezumas. Sean has a Bachelor's Degree in Business and a Master's Degree in Organizational Development.

Brian Radford
Founder & COO

Brian has worked in the restaurant and hospitality industries his entire career. His experience includes regional management at Starbucks, general management of six Nordstrom Café locations and general management of Fare Start. Brian has led the organizations operations and is managing day to day operations at Tapped Camano.

Ivo Shilbach
Founder & CFO

Ivo's professional experience is in finance and investment management. He holds an MBA from Foster School at the University of Washington and has been in the financial services industry since 2003.

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PRESS
Local Eat's Spotlight: TAPPED MUKILTEO - Lynnwood Times

TAPPED Mukilteo pays homage to the Pacific Northwest with its locally sourced menu and seasonal craft beer. I had the Seafood Chowder and the Prime Rib Dip.

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TAPPED MUKILTEO WITH BO BRUSCO
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TAPPED Mukilteo just opened for business at the beginning of the year. A spot for family, friends, couples, singles, and sports fans, TAPPED pays homage to the Pacific Northwest with its locally sourced menu and seasonal craft beer. I had the Seafood Chowder and the Prime Rib Dip.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Leasehold Improvements $93,250
Mainvest Compensation $6,750
Total $100,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,500,000	$2,587,500	$2,678,063	$2,771,795	$2,868,808
Cost of Goods Sold	$733,750	$759,431	$786,011	$813,521	$841,994
Gross Profit	$1,766,250	$1,828,069	$1,892,052	$1,958,274	$2,026,814

EXPENSES

Costs of Labor	$815,500	$844,042	$873,583	$904,158	$935,803
Occupancy and Misc. Expenses	$217,874	$217,874	$217,874	$217,874	$217,874
Comps & Expenses	$463,970	$480,208	$497,015	$514,410	$532,414
Operating Profit	$268,906	$285,945	$303,580	$321,832	$340,723

This information is provided by Tapped Mill Creek. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement

2022 Balance Sheet
Tapped Business Presentation_12.1.22.pdf
Reviewed Financial Statements.pdf
Investment Round Status
Target Raise $100,000
Maximum Raise $300,000
Amount Invested $0
Investors 0
Investment Round Ends February 3rd, 2023
Summary of Terms
Legal Business Name The Way Group Mill Creek, LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $100,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 1%-3%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2028
Financial Condition
No operating history

Tapped Public House was established in June, 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Tapped Public House forecasts the following milestones:

Business Goals and Objectives 2023

Continue to build brand and concept awareness

Continue to develop deep relationships with local farming, brewery, winery and cidery partners

Expand guest loyalty club to 500 members – work on digital loyalty concept

Be impactful in local community through youth sports sponsorships, non-profit support, chamber

of commerce partnerships, and neighbors-in-need assistance

Host Mukilteo and Mill Creek running and biking clubs

$1.9M gross sales with 20% net profit – Camano location

$2.2M gross sales with 16% net profit – Mukilteo location

Open Mill Creek location – 3.0M gross sales with 6% net profit

Exercise purchase option on Tapped Mukilteo building

Begin construction of Tapped Lake Stevens location

2023 gross sales across Camano, Mukilteo and Mill Creek $6.1M with 13% net profit

2023 gross sales at Lake Stevens $.5M with 10% net loss (Targeting Oct opening)

2024 -2025

2024 gross sales across Camano, Mukilteo. Mill Creek and Lake Stevens $9M with 14% net profit

Drive organizational efficiencies for 2025 and beyond same store net profitability target of +15%

Identify other areas of Washington State for expansion possibilities

Offer employee health insurance and other benefits including retirement plan

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Tapped Public House to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Tapped Public House operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Tapped Public House competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Tapped Public House's core business or the inability to compete successfully against the with other competitors could negatively affect Tapped Public House's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Tapped Public House's management or vote on and/or influence any managerial decisions regarding Tapped Public House. Furthermore, if the founders or other key personnel of Tapped Public House were to leave Tapped Public House or become unable to work, Tapped Public House (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Tapped Public House and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Tapped Public House is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Tapped Public House might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Tapped Public House is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Tapped Public House

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Tapped Public House's financial performance or ability to continue to operate. In the event Tapped Public House ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Tapped Public House nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Tapped Public House will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Tapped Public House is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Tapped Public House will carry some insurance, Tapped Public House may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Tapped Public House could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Tapped Public House's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Tapped Public House's management will coincide: you both want Tapped Public House to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Tapped Public House to act conservative to make sure they are best equipped to repay the Note obligations, while Tapped Public House might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Tapped Public House needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Tapped Public House or management), which is responsible for monitoring Tapped Public House's compliance with the law. Tapped Public House will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Tapped Public House is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Tapped Public House fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Tapped Public House, and the revenue of Tapped Public House can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Tapped Public House to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Tapped Mill Creek. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

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